EXHIBIT 99.1

ECI Reports Results for the Fourth Quarter
and Full Year 2006

2006 Revenues Reach $656 Million; Pro forma Net Income Grows to $43 Million

PETACH TIKVA, Israel - February 1, 2007—ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of access and transport networking infrastructure equipment, reported financial results today for the fourth quarter and full year ended December 31, 2006.

Revenues for the fourth quarter 2006 reached $154 million, compared with $169 million recorded in the fourth quarter of 2005 and $170 million recorded in the third quarter of 2006.

For the entire year 2006 revenues grew 4% compared with 2005 to reach $656 million.

GAAP net income for the fourth quarter of 2006 reached $2.3 million, or $0.02 per share on a fully diluted basis, compared with fourth quarter 2005 net income of $7.6 million, or $0.06 per diluted share. In the third quarter of 2006, ECI earned $7.1 million, or $0.06 per share on a fully diluted basis.

For the entire year 2006, ECI’s GAAP net income reached $22.1 million, or $0.18 per share on a fully diluted basis, compared with $39.9 million, or $0.34 per diluted share, in 2005.

Pro forma, non GAAP net income for the fourth quarter of 2006 reached $10.1 million, or $0.08 per diluted share, compared with pro forma, non GAAP net income of $10.3 million, or $0.09 per diluted share in the fourth quarter of 2005. In the third quarter of 2006 ECI earned, on a pro forma, non GAAP basis, $11.1 million, or $0.09 per share on a fully diluted basis.

For the entire year 2006, ECI's pro forma, non GAAP net income reached $43.1 million, or $0.36 per share on a fully diluted basis, growing 13% compared to pro forma, non GAAP net income of $38.3 million, or $0.32 per diluted share, in 2005.

ECI’s pro forma, non GAAP, net income differs this quarter from results reported under U.S. GAAP due to adjustments made for the following items:

•	The amortization of acquired intangible assets;

•	The impact of share-based compensation; and

•	Certain restructuring costs, including inventory write off and employee termination benefits.

ECI has been providing non-GAAP results reflecting these adjustments, as applicable, since the third quarter of 2005. Please see the accompanying Tables 4, 5, 6 and 7 for a full reconciliation of GAAP to non-GAAP results.

Cash flow from operating activities totaled $1.1 million for the fourth quarter of 2006, bringing the full year cash flow from operating activities to $36.7 million. As of December 31, 2006, ECI's cash, including short and long-term deposits and marketable securities, totaled $246.2 million, or $2.04 per share on a fully diluted basis, with no debt.

Revenues for the Optical Networks Division continued to rise for the 14th consecutive quarter, totaling $103 million for the fourth quarter of 2006, up from $88 million in the comparable quarter last year and $101 million the third quarter of 2006. On a GAAP basis, operating income for the Division reached $16.4 million, and on a pro forma, non GAAP basis operating income reached $17.3 million. For the year, the Division’s sales grew by 17% to reach $386 million. Strong demand in emerging markets, primarily for cellular backhaul solutions, continued to be a major driver for the Division’s sales during the fourth quarter and in 2006 overall.

Revenues for the Broadband Access Division totaled $40 million for the fourth quarter of 2006, down from $68 million in the comparable quarter last year and, as anticipated, down from $57 million in the third quarter of 2006. On a GAAP basis, operating income for the Division totaled $0.2 million, while pro forma, non GAAP operating income was $1.5 million. The sequential decline in revenues is attributable to lower revenues from one of the Division's principal customers. For the year, the Division’s sales totaled $225 million, compared with $262 in 2005.

Revenues for the Data Networking Division (formerly Laurel Networks) were $2.5 million for the fourth quarter of 2006, up from $1.9 million in the fourth quarter of 2005 and compared with $3.7 million in the third quarter of 2006. On a GAAP basis, the operating loss for the Division totaled $11.2 million, while the pro forma, non GAAP operating loss was $7.3 million, reflecting continued high R&D spending. For the year, the Division’s sales totaled $11.1 million, up from $4.3 million in 2005.

Commenting on the results, Rafi Maor, ECI’s President and CEO stated:

“Our Optical Networks Division completed another year of exceptional growth and increased market share. Our optical business grew 17% year over year, higher than industry average. Over the past few years, ECI has established itself as a leading provider of innovative optical transport solutions, primarily in emerging markets, where a significant increase in cellular subscribers creates a strong demand for our cellular backhaul solutions. A point in case is our success in India where our revenues more than quadrupled in 2 years from $24 million to over $100 million in 2006. At the same time, the Division also continues to benefit from further deployment of 3G networks by its European customers."

"The growth of our optical business was offset, in the second half of 2006, by the slowdown in our broadband access business. As we previously indicated, sales of our Broadband Access Division declined in the third and fourth quarters due to weaker demand from the Division's two principal customers, but we expect them to gradually recover during 2007, starting already in the first quarter. Our two principal broadband customers are in the process of transforming their networks to support advanced triple play services; however, for regulatory and other reasons, deployment is slower than originally anticipated. Despite this slowdown, we expect to continue to play a major role in the build out of these customers' next generation broadband networks."

"In addition, we see significant long term growth opportunities for our broadband access business from expanding our customer base to additional tier-1 customers in Europe and Asia as well as the development of a significant broadband market in the emerging markets where ECI has a strong presence. We have already recorded our first wins in Russia, Romania and Vietnam. Finally, we recently signed a new strategic partnership agreement with a major communications equipment manufacturer aimed at penetrating the North American market. We expect sales activities under this new partnership agreement to begin in the latter part of 2007 after we complete some R&D work."

Mr. Maor continued, "Our proven success in the transport market has led us to conclude that there are significant long term opportunities for ECI from bringing to the market integrated optical and Ethernet solutions that support the migration to Next Generation transport networks. These solutions will enable migration from voice oriented technologies (SDH/SONET) to IP and data technologies, addressing carriers' needs to evolve their networks to a single converged IP network. To accomplish this and accelerate time to market, we are merging our Optical Networks and Data Networking Divisions to form the Transport Networking Division. We will also be integrating this world class IP technology into our access product line to provide a set of enhancements key to the evolution of our customers' future access networks."

"While doing so, we have acted to significantly reduce the costs of the Data Networking Division and take advantage of the synergies gained from merging it with a much larger, established division."

Mr. Maor concluded, "2007 will be an exciting and important year for ECI. We believe that market trends, such as strong cellular subscriber and network traffic growth, increased demand for bandwidth intensive services and the growing portion of data transferred over networks - all support ECI's continued long term growth outlook. With the measures we are taking today to fully integrate our IP technology into the next generation product lines of our two core businesses, we believe ECI will be better positioned to capitalize on these market trends and satisfy our customers' needs as they build their next generation networks."

Veraz Update

On January 19, 2007, Veraz Networks filed a second amendment to its S-1 Registration Statement with the SEC as part of its proposed initial public offering. Veraz originally filed its S-1 Registration Statement with the SEC on October 20, 2006. ECI, which holds 33% of Veraz on a fully diluted basis, may also sell shares in the offering.

Guidance

ECI reaffirms the guidance it previously provided and expects its 2007 revenues to increase in a range of 4-8% compared with 2006 and net income to grow faster than revenues. Revenues and pro forma net income in the first quarter of 2007 are expected to be close to those of the fourth quarter of 2006. In subsequent quarters, ECI expects sequential growth in revenues and pro forma net income.

Planned Departure of CFO

In a separate news release today, ECI also announced that Executive Vice President and Chief Financial Officer Giora Bitan has decided to step down as CFO in order to resume his venture capital career. ECI has launched an external search to find Bitan's successor and the transition is expected to take place during the first quarter of 2007. Bitan will continue to serve as CFO until a successor is named and assist the new CFO in an orderly transition.

Conference Call & Webcast

ECI Telecom's management will hold a conference call to discuss the company's fourth quarter and full year 2006 financial results today, Thursday, February 1, 2007, at 8:30 am EST, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers: US: (800) 230-1085, International: +1 (612) 332-0107, Israel: 1 (809) 370-052.

A replay of the call will be available from 2:00 pm EST on February 1, 2007 through February 8, 2007 at 11:59pm EST. To access the replay, please dial: US: (800) 475-6701, International: +1 (320) 365-3844. The access code for both: 858680.

A live webcast of the conference call can be accessed on the ECI Telecom website at www.ecitele.com. The webcast will also be archived on ECI Telecom's website following the call.

Use of Pro Forma Information

ECI uses non GAAP financial measures to enhance understanding of its operational financial performance. ECI believes that providing each of these non GAAP financial measurements is useful to management and investors because they provide a consistent basis for comparison of its financial condition and results of operations between quarters. The presentation of this additional information is not meant to be considered in isolation or as a substitute for earnings per share or net income calculated in accordance with GAAP, and should be read only in conjunction with our condensed consolidated financial statements prepared in accordance with GAAP.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world’s largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Forward Looking Statements

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the failure to occur of the anticipated continued fast growth of the cellular markets and our inability to respond to those changes if they occur, our inability to grow the broadband access business as anticipated through sales to tier one accounts in Europe, Asia, and in emerging markets, failure to recognize cost-savings and synergies relating to the combination of the Optical Networks Division and the Data Networking Division, the impact of the newly adopted SFAS 123R regarding the expensing of option-based payments, which has, and is expected to continue to, result in higher compensation expenses, actual revenues earned from announced contracts, the possibility of future net losses, rapid technological change in our markets, possible impact of customer dissatisfaction with some of our newer products, competitive factors, price erosion in the market for certain of our products, dependence on large customers, fluctuations in our quarterly and annual results, risks associated with international sales, risks relating to our intellectual property, the failure of the geographic and product markets in which we sell to grow as anticipated, unexpected tax demands, currency fluctuations, potentially disruptive acquisitions, dependence on limited suppliers and subcontractors, as well as risks related to operations in Israel, and other risks detailed in the Company's annual report on Form 20-F for the year ended December 31, 2005 and other filings with the Securities and Exchange Commission.

ECI Telecom - Investor Relations

Elana Holzman, VP Investor Relations

Phone: +972 (3) 926-6255

Email: elana.holzman@ecitele.com

TABLE - 1
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of U.S. dollars, except per share figures)

	Three Months Ended		Year Ended		Three Months ended
	December 31,		December 31,		September 30,
	2006	2005	2006	2005	2006
Revenues	154.0	169.1	656.3	629.9	170.0
Cost of revenues	88.4	101.7	388.0	367.8	99.3
Gross profit	65.7	67.5	268.3	262.1	70.7
Research and development costs, net	24.7	23.8	99.5	87.3	24.4
Selling and marketing expenses	26.7	24.6	97.0	95.8	24.2
General and administrative expenses	11.5	10.7	47.6	42.0	11.9
Recovery of doubtful debt	-	-	-	(10.4)	-
Amortization of acquisition-related intangible assets	1.3	1.4	5.0	2.9	1.3
Impairment of loans	-	-	-	3.0	-
Acquired in-process research and development	-	-	-	0.9	-
Operating income	1.5	6.9	19.2	40.6	9.0
Financial income, net	2.8	1.7	9.8	5.2	2.4
Other income (expenses), net	0.1	1.6	4.3	1.9	(0.3)
Income from continuing operations
before taxes on income	4.5	10.1	33.3	47.7	11.0
Taxes on income	(0.5)	(0.8)	(3.9)	(3.5)	(1.2)
Income from continuing operations
after taxes on income	4.0	9.3	29.4	44.3	9.9
Company's equity in results of
investee companies	(1.6)	(1.7)	(7.3)	(4.3)	(2.8)
Minority interest	(0.0)	0.0	(0.0)	(0.1)	0.0
Net income	2.3	7.6	22.1	39.9	7.1

Basic earnings per share
Net earnings per ordinary share ($)	0.02	0.07	0.19	0.36	0.06

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	117.2	110.9	115.8	110.3	116.6

Diluted earnings per share
Net earnings per ordinary share ($)	0.02	0.06	0.18	0.34	0.06

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	120.6	118.6	120.5	118.1	119.5

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions of U.S. dollars)

	December 31,	September 30,	December 31,
	2006	2006	2005
Assets
Current Assets
Cash and cash equivalents	92.7	95.9	63.8
Short-term investments	80.7	76.5	41.3
Trade Receivables	187.4	176.6	152.8
Other receivables and prepaid expenses	31.9	36.5	28.4
Work in progress	13.1	5.5	2.9
Inventories	159.4	154.3	147.0
Total current assets	565.2	545.3	436.2

Long-term receivables, net	6.3	7.3	8.3
Long-term deposits and marketable securities	72.8	83.0	140.0
Assets held for severance benefits	20.5	25.4	25.9
Investments	12.0	13.4	19.8
Property, plant and equipment, net	123.9	121.4	119.6
Software development costs, net	12.9	11.9	12.0
Goodwill	39.3	39.3	39.3
Other assets	43.0	44.0	47.7

Total assets	895.9	891.1	848.7

Liabilities and shareholders' equity
Current liabilities
Trade payables	83.0	77.7	56.5
Other payables and accrued liabilities	120.4	121.4	120.5
Total current liabilities	203.4	199.1	177.0

Long-term liabilities
Other liabilities	1.0	1.0	0.2
Liability for employee severance benefits	43.7	47.8	48.3
Total long-term liabilities	44.6	48.8	48.5

Total liabilities	248.0	247.9	225.5

Minority Interest	4.1	4.1	4.1
Shareholders' equity
Share capital	6.4	6.4	6.3
Capital surplus	661.1	655.7	648.5
Accumulated other comprehensive income (loss)	(1.7)	1.4	8.5
Accumulated deficit	(22.1)	(24.4)	(44.2)
Total shareholders' equity	643.7	639.1	619.1

Total Liabilities and shareholders' equity	895.9	891.1	848.7

TABLE - 3
ECI TELECOM LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of U.S. dollars)

	Three Months Ended		Year Ended		Three Months ended
	December 31,		December 31,		September 30,
	2006	2005	2006	2005	2006
Cash flows provided by operating activities
Net income	2.3	7.6	22.1	39.9	7.1
Adjustments to reconcile net income to cash
provided by operating activities:
Depreciation and amortization	11.3	8.2	39.8	36.7	9.7
Share-based payments expenses	3.1	1.2	12.5	2.0	2.7
Capital gains, net	0.1	(1.9)	(4.1)	(4.5)	(0.2)
Impairment of loans	-	-	-	3.0	-
Other, net	(0.8)	(0.5)	(4.4)	3.4	(1.5)
Acquired in-process research and development costs	-	-	-	0.9	-
Company's equity in results of investee companies	1.6	1.7	7.3	4.3	2.8
Minority interest	0.0	(0.0)	0.0	0.1	-
Decrease (increase) in working capital (including non-current
maturities of trade receivables)	(17.1)	5.2	(37.2)	90.6	(16.9)
Increase (decrease) in other long-term liabilities	(0.0)	0.0	0.8	-	(0.0)
Increase (decrease) in liability for employee severance benefits	0.5	0.8	(0.1)	(2.6)	1.6
Net cash provided by operating activities	1.1	22.4	36.7	173.7	5.3
Cash flows used in investing activities
Investments in deposits, net	(4.8)	3.9	(5.2)	2.4	(0.8)
Software development costs capitalized	(3.2)	(1.9)	(9.5)	(8.0)	(2.7)
Investment in property, plant and equipment	(10.6)	(7.0)	(30.8)	(21.5)	(6.6)
Proceeds from sale of property, plant and equipment	0.2	6.3	1.0	7.1	0.3
Payments for acquisition of additional shares
in consolidated subsidiary	-	-	(1.1)	-	(1.1)
Investment in investee companies	(0.3)	-	(0.6)	(0.6)	(0.1)
Proceeds from realization of an investee company	-	-	-	2.4	-
Repayment of long term loans granted	-	-	0.5	-	0.3
Acquisition of an operation	-	(2.9)	-	(13.6)	-
Acquisition of newly consolidated subsidiary	-	-	-	(85.9)	-
Investments in marketable securities	(1.0)	(14.1)	(29.2)	(70.2)	(3.2)
Proceeds from realization of marketable securities	11.8	6.4	49.9	32.4	18.9
Changes in assets held for severance benefits	1.1	(0.6)	4.1	(1.0)	0.5
Net cash used in investing activities	(6.8)	(10.0)	(20.8)	(156.6)	5.4
Cash flows provided by financing activities
Repayment of loans from banks	-	-	-	(30.0)	-
Exercise of stock options	2.3	1.2	12.6	4.3	0.3
Net cash provided by (used in) financing activities	2.3	1.2	12.6	(25.7)	0.3

Effect of change in exchange rate on cash	0.2	(0.6)	0.4	(1.8)	(0.1)

Net increase (decrease) in cash and cash equivalents	(3.1)	13.1	28.9	(10.4)	10.9

Cash and cash equivalents at beginning of period	95.9	50.7	63.8	74.2	84.9

Cash and cash equivalents at end of period	92.7	63.8	92.7	63.8	95.9

TABLE - 4
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended December, 31				Three months ended September, 30
	2006				2006
	GAAP	Proforma	(**)		GAAP	Proforma
	Reported	Adjustments		Proforma	Reported	Adjustments		Proforma
Revenues	154.0			154.0	170.0			170.0
Cost of revenues	88.4	(1.8)		86.6	99.3	(0.3)	(*)	99.0
Gross profit	65.7	1.8		67.4	70.7	0.3		71.0
Research and development costs, net	24.7	(1.5)		23.3	24.4	(1.0)	(*)	23.4
Selling and marketing expenses	26.7	(1.9)		24.7	24.2	(0.6)	(*)	23.6
General and administrative expenses	11.5	(1.4)		10.1	11.9	(0.9)	(*)	11.1
Amortization of acquisition-related intangible assets	1.3	(1.3)		-	1.3	(1.3)		-
Operating income	1.5	7.8		9.4	9.0	4.0		12.9
Financial income ,net	2.8			2.8	2.4			2.4
Other income (expenses), net	0.1			0.1	(0.3)			(0.3)
Income from continuing operations
before taxes on income	4.5	7.8		12.3	11.0	4.0		15.0
Taxes on income	(0.5)			(0.5)	(1.2)			(1.2)
Income from continuing operations
after taxes on income	4.0	7.8		11.8	9.9	4.0		13.9
Company's equity in results of
investee companies	(1.6)			(1.6)	(2.8)			(2.8)
Minority interest	(0.0)			(0.0)	-			-
Net income	2.3	7.8		10.1	7.1	4.0		11.1

Basic earnings per share
Net earnings per ordinary share ($)	0.02	0.07		0.09	0.06	0.03		0.10

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	117.2	117.2		117.2	116.6	116.6		116.6

Diluted earnings per share
Net earnings per ordinary share ($)	0.02	0.07		0.08	0.06	0.03		0.09

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	120.6	120.6		120.6	119.5	119.5		119.5

(*) Share based compensation.

(**) Proforma adjustments for the three months ended December 31, 2006 include:

1. Share based compensation - $3.1 million

2. Amortization of acquisition-related intangible assets - $1.3 million

3. Inventory write off - $2.6 million

4. Employee termination benefits - $1.0 million

TABLE - 5
ECI TELECOM LTD.
AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Three months ended December, 31				Three months ended December, 31
	2006				2005
	GAAP	Proforma	(**)		GAAP	Proforma
	Reported	Adjustments		Proforma	Reported	Adjustments		Proforma
Revenues	154.0			154.0	169.1			169.1
Cost of revenues	88.4	(1.8)		86.6	101.7	(0.2)	(*)	101.5
Gross profit	65.7	1.8		67.4	67.5	0.2		67.7
Research and development costs, net	24.7	(1.5)		23.3	23.8	(0.4)	(*)	23.4
Selling and marketing expenses	26.7	(1.9)		24.7	24.6	(0.4)	(*)	24.2
General and administrative expenses	11.5	(1.4)		10.1	10.7	(0.3)	(*)	10.5
Amortization of acquisition-related intangible assets	1.3	(1.3)		-	1.4	(1.4)		-
Operating income	1.5	7.8		9.4	6.9	2.7		9.5
Financial income ,net	2.8			2.8	1.7			1.7
Other income (expenses), net	0.1			0.1	1.6			1.6
Income from continuing operations
before taxes on income	4.5	7.8		12.3	10.1	2.7		12.8
Taxes on income	(0.5)			(0.5)	(0.8)			(0.8)
Income from continuing operations
after taxes on income	4.0	7.8		11.8	9.3	2.7		12.0
Company's equity in results of
investee companies	(1.6)			(1.6)	(1.7)			(1.7)
Net income	2.3	7.8		10.1	7.6	2.7		10.3

Basic earnings per share
Net earnings per ordinary share ($)	0.02	0.07		0.09	0.07	0.02		0.09

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	117.2	117.2		117.2	110.9	110.9		110.9

Diluted earnings per share
Net earnings per ordinary share ($)	0.02	0.07		0.08	0.06	0.02		0.09

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	120.6	120.6		120.6	118.6	118.6		118.6

(*) Share based compensation.

(**) Proforma adjustments for the three months ended December 31, 2006 include:

1. Share based compensation - $3.1 million

2. Amortization of acquisition-related intangible assets - $1.3 million

3. Inventory write off - $2.6 million

4. Employee termination benefits - $1.0 million

TABLE - 6
ECI TELECOM LTD.
AND SUBSIDIARIES
ADJUSTED CONSOLIDATED STATEMENTS OF OPERATIONS
This schedule is to assist the reader in reconciling from the GAAP reported results to Proforma results
(In millions of U.S. dollars, except per share figures)

	Year ended December, 31				Year ended December, 31
	2006				2005
	GAAP	Proforma	(**)		GAAP	Proforma
	Reported	Adjustments		Proforma	Reported	Adjustments		Proforma
Revenues	656.3			656.3	629.9			629.9
Cost of revenues	388.0	(2.7)		385.3	367.8	(0.4)	(*)	367.4
Gross profit	268.3	2.7		271.0	262.1	0.4		262.5
Research and development costs, net	99.5	(4.7)		94.8	87.3	(0.7)	(*)	86.6
Selling and marketing expenses	97.0	(4.0)		93.0	95.8	(0.6)	(*)	95.2
General and administrative expenses	47.6	(4.6)		42.9	42.0	(0.4)	(*)	41.6
Amortization of acquisition-related intangible assets	5.0	(5.0)		-	2.9	(2.9)		-
Recovery of doubtful debt	-			-	(10.4)	10.4		-
Impairment of loans	-			-	3.0	(3.0)		-
Acquired in-process research and development	-			-	0.9	(0.9)		-
Operating income	19.2	21.0		40.2	40.6	(1.5)		39.1
Financial income ,net	9.8			9.8	5.2			5.2
Other income, net	4.3			4.3	1.9			1.9
Income from continuing operations
before taxes on income	33.3	21.0		54.3	47.7	(1.5)		46.2
Taxes on income	(3.9)			(3.9)	(3.5)			(3.5)
Income from continuing operations
after taxes on income	29.4	21.0		50.4	44.3	(1.5)		42.8
Company's equity in results of
investee companies	(7.3)			(7.3)	(4.3)			(4.3)

Minority interest	(0.0)			(0.0)	(0.1)			(0.1)
Net income	22.1	21.0		43.1	39.9	(1.5)		38.3

Basic earnings per share
Net earnings per ordinary share ($)	0.19	0.18		0.37	0.36	(0.01)		0.35

Weighted average number of shares
outstanding used to compute basic
earnings per share - in millions	115.8	115.8		115.8	110.3	110.3		110.3

Diluted earnings per share
Net earnings per ordinary share ($)	0.18	0.17		0.36	0.34	(0.01)		0.32

Weighted average number of shares
outstanding used to compute diluted
earnings per share - in millions	120.5	120.5		120.5	118.1	118.1		118.1

(*) Share based compensation.

(**) Proforma adjustments for the year ended December 31, 2006 include:

1. Share based compensation - $12.5 million

2. Amortization of acquisition-related intangible assets - $5.0 million

3. Inventory write off - $2.6 million

4. Employee termination benefits - $1.0 million

TABLE - 7
ECI TELECOM LTD.
AND SUBSIDIARIES
RECONCILIATION REPORT
This schedule is to assist the reader in reconciling from the GAAP reported operating income (loss) to Proforma operating income (loss)
(In millions of U.S. dollars)

	Three months ended December 31, 2006
	Optical Networks	Broadband Access	Data Networking	Other	Total
Operating income (loss) - GAAP reported	16.4	0.2	(11.2)	(3.8)	1.5
Proforma adjustments					-
Share based compensation	0.5	0.5	0.6	1.5	3.1
Amortization of acquisition-related intangible assets	0.4	-	0.8	-	1.3
Inventory write off	-	-	2.6	-	2.6
Employee termination benefits	-	0.8	-	0.2	1.0
Total proforma adjustments	0.9	1.3	4.0	1.7	7.8
Operating income (loss) - Proforma	17.3	1.5	(7.3)	(2.1)	9.4